Intended use of Master Trust Indentures

American Society of Civil Engineering finding, USA infrastructure cost will be over 3 trillion dollars in the next 5 years. McKinsey report calls for 57 trillion dollars in infrastructure funding in next 20 years. Boeing report is 80 percent growth over the next 20 years for air cargo. Urban Land Institute and Ernst & Young *Infrastructure 2013: Global Priorities, Global Insights*. Washington, D.C

"A vast percentage of the population will continue to live in cities, putting huge pressure on infrastructure and therefore on the climate."
"With over $3.3 trillion in foreign currency reserves, there will be more Chinese capital flooding outbound to overseas infrastructure."

Infrastructure in the United States
Shows Slow Improvement

American Society of Civil Engineers 2013
Infrastructure Report Card
Infrastructure Sector Grade Trend*

Infrastructure Sector	Grade	Trend	
Aviation	D	—	
Bridges	C+	➡	
Dams	D	—	
Drinking Water	D	➡	A = Exceptional
Energy	D+	—	B = Good
Hazardous Waste	D	—	C = Mediocre
Inland Waterways	D-	—	D = Poor
Levees	D-	—	F = Failing
Ports	C	N/A**	
Public Parks and			
Recreation	C-	—	
Rail	C+	➡	
Roads	D	➡	
Schools	D	—	
Solid Waste	B-	➡	
Transit	D	—	

Wastewater   D   

Source: American Society of Civil Engineers, 2013.
*Compared to 2009 Infrastructure Report Card.**New category in 2013.

House of Representatives, Cong. John Delaney and Pennsylvania Rep. Mike Fitzpatrick have co-sponsored The Partnership to Build America Act. This bipartisan act will establish a $50 billion infrastructure fund generated by bond sales which will loan money to state and local governments to repair infrastructure.

While these proposals for infrastructure funding are certainly promising, the Highway Trust Fund is headed toward insolvency in a matter of months. It's critical that members of Congress work together to pass legislation that will provide a sustainable, long-term funding solution to Fix the Trust Fund before the money runs out. Source American Society of Civil Engineering.

These market conditions demanded a mechanism to fund the infrastructure, thus came the formation of four nonprofits entities list below.

Shah Mathias, founder of the Company, has organized and established three nonprofit corporations for the purpose of facilitating the development of the transportation systems. The nonprofit statutes provide a vehicle to issue bonds and to help secure infrastructure projects. The nonprofits have the discretion to turn over the infrastructure projects to a state or governing body having jurisdiction after the indebtedness has been paid. The nonprofits that Mr. Mathias has created are:

1) Alabama Toll Facilities, Inc. (ATFI)
2) Hi Speed Rail Facilities, Inc. (HSRF) (Mathias)
3) Hi Speed Rail Facilities Provider, Inc. (HSRFP) (Mathias)
4) Global Infrastructure Finance & Development Authority, Inc. "(GIF&DA) (Mathias)

Shah Mathias, founding father of the Company, has established a series of corporations with which to effect the transactions and development of the projects envisioned by the Company including the Port Trajan Facility, High Speed Rail Projects and the Alabama Toll Road. The Company has envisioned long-range ideas and plans to develop currently undeveloped areas through which the planned Alabama Toll Road will traverse. These plans include the development of an airport, sea shipping port and a high speed rail line.

Although these companies are not subsidiaries of the Company, they are related companies as they are all under common control of Mr. Mathias. Mr. Mathias has established these companies to basically serve as subcontractors for the operations of the planned transportation systems.

None of these companies has any operations or any revenues, however as the parallel infrastructure projects are developed and funding implemented by bond indentures the companies will become solvent.

Mr. Mathias (as president of each of these companies) has executed contracts between several of these companies and the Company. In each of these companies, Shah Mathias is the president and chief executive officer. No other officers or directors exist in any of these related companies. The Company owns 25% of each of the companies with the remaining ownership held directly or indirectly by Mr. Mathias. Global Infrastructure Finance & Development Authority,

Inc. "(GIF&DA) intend to issue bonds to fund the operations of the companies listed below such undertaking will reduce the burden on the government and tax payers alike. and provide long term benefits to the communities through job creation.

Company holds the **legislative rights, as the exclusive developer of a 357-mile private toll road**, that will operate in Alabama, through non-related party, Alabama Toll Facilities, Inc., a/k/a ATFI and through a related party. The **legislative rights, as the exclusive developer of a 400 mile private Hi Speed Rail** from Atlanta, Georgia to Alabama that will connect to our hub in the vicinity of Demopolis /Marengo County Alabama. An International Airport KSJM Airport and private jet center project originates in Orange Beach, Alabama and extends three hundred plus (300+) miles to the Tennessee state line and from that point to Birmingham Alabama branching eastward 400 miles to Atlanta, Georgia via 400 miles of High Speed Rail.

TEMS: "Transportation Economics & Management Systems Inc." is an independent transportation consulting company that provides service to states throughout the United States of America. TEMS has brought a number of projects on behalf of states and local government to the attention of Ameri Metro. Several Master Bond Indentures are related to these projects and are incorporated in this document as company anticipates securing and development of these projects.

These projects, along with others being finalized by Ameri-Metro, provides us with the unique opportunity to develop 100% of all related parallel infrastructure ranging from fiber optic lines, to the underground and overhead utilities, all outdoor advertisement signage, natural gas and oil distillate pipelines, fresh and waste water operations, power grids, cell towers, earth stations, smart data centers, and many other potentially related technologies that would be utilized by population centers established along the toll road.

Ameri-Metro anticipates occupying a significant space in the public investment portfolio, that will create a paradigm shift in how future infrastructure projects are established and funded in the United States and abroad.

We are committed to expanding this vision into the growing demands of cities along with national infrastructure needs. As local, state, and national governments struggle to maintain financial liquidity in today's challenging world economy, the Ameri-Metro business model provides a viable solution today.